SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated April 28, 2005

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TABLE OF CONTENTS

Item	Page

Press Release of the Company dated April 28, 2005 announcing First Quarter Financial Results for the period ending March 31, 2005	3

Signature	19

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA INC. ANNOUNCES 1st QUARTER RESULTS

EDMONTON, ALBERTA, CANADA - April 28, 2005 - Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) today reported financial results for the three months ended March 31, 2005.

Financial Update
Financial results for the three months ended March 31, 2005 reflect a consolidated net loss from operations of $4.4 million or $0.06 per share compared to $ 4.9 million or $0.07 per share for the same period in 2004. The decreased net loss of $0.5 million in 2005 arises from lower revenues of $0.1 million, offset by reductions in research and development expenditures of $0.3 million, general and administrative expenses of $0.2 million and other expenses of $0.1 million. Overall, the results of operations for the first quarter of 2005 have remained fairly consistent with the same period in 2004.

Biomira’s financial reserves total $34.1 million in cash and short-term investments as at March 31, 2005, a decrease of $4.5 million from the year end position due to funding of operations.

For a further discussion of the Company’s financial results for the three months ended March 31, 2005, please refer to the Company’s unaudited consolidated financial statements and the Company’s full Management Discussion & Analysis of Financial Condition and Results of Operations included in this news release.

Highlights From the First Quarter
BLP25 Liposome Vaccine (L-BLP25) Phase II Safety Study commences to assess safety of the vaccine formulation to be used in Phase III study. Both studies are for non-small cell lung cancer (NSCLC) indications.

We advised that L-BLP25 Phase IIb data was accepted for presentation at the American Society of Clinical Oncology (ASCO) Meeting in May. A poster presentation and poster are to be presented by two of the clinical investigators from Phase IIb study.

Christopher S. Henney, PhD, DSc. joins our Board of Directors.

Biomira Inc.
Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations
Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at April 15, 2005, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2005, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2004. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal 2004 remain substantially unchanged.

Overview of the Business
Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. We are focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Our strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Corporate resources in the first quarter of 2005 were directed toward the continued development of L-BLP25. Biomira and its collaborator for L-BLP25, Merck KGaA of Darmstadt, Germany, collectively the Companies, recently announced the commencement of a Phase II Safety Study to assess the safety of the vaccine formulation that the Companies expect to use in the Phase III trial. This formulation incorporates manufacturing changes put in place to help ensure the future commercial supply of the vaccine. The Phase II Safety Study is expected to involve eight sites in Canada and will enrol up to 20 men and women with NSCLC. The trial is expected to be fully enrolled in the third quarter of 2005. The large multi-national Phase III study is expected to commence toward the end of 2005.

The Companies have been informed that two abstract submissions for the upcoming American Society of Clinical Oncology (ASCO) Meeting have been accepted for presentation. The meeting will be held in Orlando, FL, May 13-17, 2005.

Both presenters are clinical investigators on our L-BLP25 Phase IIb trial. Dr. Nevin Murray is from the British Columbia Cancer Agency, Vancouver, British Columbia. His presentation is entitled, “A Liposomal MUC1 vaccine for treatment of non-small cell lung cancer (NSCLC); updated survival results from patients with Stage IIIB disease”, and will be part of a poster session and poster discussion on data up to the November 2004 survival update. Dr. Denis Soulieres is from Hôpital Notre-Dame du CHUM Centre D’Oncologie in Montreal, Quebec. His presentation entitled, “A Liposomal MUC1 vaccine for treatment of non-small cell lung cancer (NSCLC): Differences in QOL assessments for Stage IIIBLR and IV patients”, will be part of a poster session. “QOL” is Quality of Life.

The U.S. Food and Drug Administration (FDA) granted Fast Track status to L-BLP25 for its proposed use in the treatment of NSCLC. The Fast Track designation is an important step in the development of L-BLP25 and may help bring this potentially promising drug to patients more quickly.

“We are excited about the potential for this product candidate,” said Alex McPherson, MD, PhD, President and CEO of Biomira Inc. “Our results from the subset of patients with Stage IIIB locoregional disease who were treated with L-BLP25 as part of our Phase IIb study were very encouraging and provide the impetus for all of the work and planning being carried on now.”

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We also recently announced the resignation from the Board of Directors of Dr. Sheila Moriber Katz and the subsequent appointment of Christopher S. Henney, PhD, DSc. Dr. Henney is a co-founder of three major publicly held U.S. biotechnology companies, Immunex Corporation, ICOS (Nasdaq:ICOS) and Dendreon Corporation (Nasdaq:DNDN). Dr. Henney was also the Chairman and Chief Executive Officer of Dendreon Corporation. He serves on the Board of Directors of Bionomics Ltd. (ASX:BNO; OCT:BMICY), in Adelaide, South Australia, and as Chairman of Structural Genomix, a privately held company in San Diego, CA. In March of this year, Dr. Henney was appointed as Chairman of Xcyte Therapies Inc. (Nasdaq:XCYT).

Results of Operations
Financial results for the three months ended March 31, 2005 reflect a consolidated net loss from operations of $4.4 million or $0.06 per share compared to $ 4.9 million or $0.07 per share for the same period in 2004. The decreased net loss of $0.5 million in 2005 arises from lower revenues of $0.1 million, offset by reductions in research and development expenditures of $0.3 million, general and administrative expenses of $0.2 million and other expenses of $0.1 million. Overall, the results of operations for the first quarter of 2005 have remained fairly consistent with the same period in 2004.

Revenues
Contract research and development revenue for the three months ended March 31, 2005, totalling $0.6 million compared to $0.5 million for the same period in 2004, represents contract research and development funding received from Merck KGaA associated with L-BLP25. The increase in contract research and development revenues is attributable to increased revenues associated with clinical expenditures incurred by Biomira in preparation of the planned L-BLP25 Phase II Safety Study and Phase III clinical trial, offset by decreased revenue resulting from the wind down of existing studies. Licensing revenues from collaborative arrangements for the three months ended March 31, 2005, totalling $0.1 million compared to $0.3 million for the same period in 2004, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The decreased revenue primarily results from return of the Theratope® vaccine development and commercialization rights by Merck KGaA in June 2004 and the recognition into income of the remaining related deferred revenues at that time. Finally, licensing, royalties and other revenue for the three months ended March 31, 2005, totalling $0.2 million, was similar to the same period in 2004. Licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Research and Development
Research and development expenditures for the three months ended March 31, 2005 totalled $3.5 million compared to $3.8 million for the same period in 2004. The decrease in research and development expenditures is attributable to the winding down of clinical activities associated with the completion of existing studies. Offsetting this decrease were increased expenditures associated with the planned L-BLP25 Phase II Safety Study and Phase III clinical trial costs including development of clinical protocols and procurement and manufacturing of clinical materials. In addition, other costs include clinical site wrap up expenses of existing clinical trials.

General and Administrative
General and administrative expenses for the three months ended March 31, 2005 totalled $1.7 million compared to $1.9 million for the same period in 2004. The decrease of $0.2 million is mainly due to incremental costs incurred in the first quarter of 2004 relating to the settlement of an outstanding litigation.

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Marketing and Business Development
Marketing and business development expenditures for the three months ended March 31, 2005, totalling $0.3 million, was similar to the same period in 2004. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Amortization
Amortization expense for the three months ended March 31, 2005, totalling $0.1 million, was similar to the same period in 2004. Amortization expense relates to facility leaseholds and equipment, certain licensing rights, and other assets.

Investment and Other Income
Investment and other income for the three months ended March 31, 2005, totalling $0.4 million, was similar to the same period in 2004. Investment and other income comprise income from cash and investments and foreign exchange gains and losses. Income for the three months ended March 31, 2005 from cash and investments totalling $0.2 million and from foreign exchange gains totalling $0.2 million, were both similar to the same period in 2004.

Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending March 31, 2005. Certain of the comparative figures have been reclassified to conform to the current period’s presentation.

(expressed in 000’s except per share data)

	For the three month period ended
	Mar. 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Total Revenue	$804	$974	$531	$6,493	(1)
Research and development cost	$3,507	$3,198	$3,229	$3,358
Net (loss) income	$(4,358)	$(3,581)	$(4,804)	$1,012
Basic and diluted (loss) income per share	$(0.06)	$(0.05)	$(0.06)	$0.01
Common shares outstanding	78,360	78,340	72,562	72,562
Weighted average number of common shares outstanding	78,352	72,941	72,560	72,558

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	For the three month period ended
	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003 Restated(2)
Total Revenue	$943	$674	$679	$897
Research and development cost	$3,791	$2,853	$3,433	$4,292
Net loss	$(4,852)	$(4,632)	$(4,450)	$(5,372	)(2)
Basic and diluted loss per share	$(0.07)	$(0.07)	$(0.07)	$(0.09)
Common shares outstanding	72,559	72,545	63,546	63,542
Weighted average number of common shares outstanding	72,555	62,498	59,145	56,910

(1)
The increased revenues for the three months ended June 30, 2004 resulted from the recognition into income of the remaining deferred licensing revenues related to Theratope, totalling $5.9 million, due to the return of the Theratope development and commercialization rights from Merck KGaA announced in June 2004.

(2)
The adoption of the amendments to CICA Handbook Section 3860, as described under the heading “Changes in Accounting Policies”, has resulted in a restatement of the financial statements for the three month period ended June 30, 2003 to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges totalling $160 have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

Liquidity and Capital Resources
Liquidity
Biomira’s financial reserves total $34.1 million in cash and short-term investments as at March 31, 2005, a decrease of $4.5 million from the year end position due to funding of operations. Current and projected cash burn is expected to remain at this level until we have finalized our clinical strategy and received clearance from the regulatory agencies to undertake the pivotal Phase III registration trial for L-BLP25 in NSCLC.

Working capital, defined as current assets less current liabilities, decreased by $4.1 million from the year end position, to $33.0 million from $37.1 million and is attributable to the $4.5 million decrease in cash reserves largely offset by a $0.4 million reduction in accounts payable and accrued liabilities. The decrease in accounts payable and accrued liabilities is mainly attributable to a reduction in compensation accruals as a result of payments made during the first quarter of 2005.

Capital Resources
Under the U.S. $100 million Base Shelf Prospectus registered with the applicable regulatory authorities in Canada and the U.S. on July 13, 2004, and expected to remain in place into the third quarter of 2006, just over U.S. $87 million is still available for future financings. In addition, there are 3.6 million warrants

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outstanding from previous financings, at a weighted-average exercise price of U.S. $2.56. Based on our NASDAQ closing share price of U.S. $1.86 on March 31, 2005, approximately 0.5 million warrants were in the money, representing approximately $0.9 million (U.S. $0.8 million) if fully exercised. Assuming continuing investor support for our equity offerings, the Base Shelf Prospectus should allow us to pursue financing opportunities sufficient to fund our expected programs in the foreseeable future.

Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2004 Annual Report. During the three months ended March 31, 2005, we did not enter into any new material long-term contractual obligations.

Off-Balance Sheet Arrangements
During the three months ended March 31, 2005, we have not entered into any off-balance sheet arrangements.

Transactions with Related Parties
During the three months ended March 31, 2005, we did not enter into any material transactions with related parties.

Outlook
Until one of our products receive regulatory approval and is successfully commercialized, we will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

We believe that our cash and short-term investments, together with expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts will be sufficient to meet operating and capital requirements into 2006. However, we will be required to obtain additional financing in order to fund the expected L-BLP25 Phase III registration trial and operations in the second half of 2006 and beyond.

Risks and Uncertainties
As described in the Outlook, the immediate risks and uncertainties facing Biomira may include: changing market and industry conditions; timely and favourable regulatory clearance for an expected Phase III registration trial for L-BLP25 in NSCLC; outcomes associated with the exploration of potential early registration opportunities for L-BLP25 in regions other than the U.S. and Europe based on the results of the Phase IIb trial in NSCLC; the ability to attract a new collaborator to further develop Theratope; the ability to patent and defend our intellectual property; recruitment and retention of key personnel; and our success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: regulatory support for a Phase III pivotal L-BLP25 registration trial; the costs and timelines required to obtain regulatory approval for our products; timely progression and favourable outcomes of current and future clinical studies; the availability of new financing through private and/or public offerings on acceptable terms; and our ability to in-license complementary products and technology and secure collaborative arrangements to build up our pipeline.

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Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in our 2004 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2004 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, of the notes to our audited consolidated financial statements for the fiscal year ended December 31, 2004.

Changes in Accounting Policies
Variable Interest Entities
Effective January 1, 2005, we adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual or interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

We have determined that adoption of AcG-15 does not have an effect on our financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective January 1, 2005, we adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

Updated Share Information
As at April 15, 2005, the number of issued and outstanding common shares of the Company was 78,361,885. In addition, there were 3,631,800 warrants and 3,626,455 stock options outstanding that are potentially convertible into an equal number of common shares. Had the warrants and options been fully exercised, the aggregate number of common shares outstanding as at April 15, 2005 would be 85,620,140.

For details relating to the warrants and stock options, please refer to Notes 10 and 11, respectively, of the notes to the audited consolidated financial statements for the fiscal year ended December 31, 2004 and Note 3 of the unaudited interim consolidated financial statements for the period ended March 31, 2005.

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Forward-Looking Statements
This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; ability to retain or secure collaborative partners; adequacy of financing and reserves on hand; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form and Proxy Circular, can be found on SEDAR at www.sedar.com.

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Biomira Inc. Consolidated Balance Sheets (expressed in thousands of Canadian dollars, except share amounts) (unaudited)

	March 31	December 31
	2005	2004*
ASSETS
CURRENT
Cash and cash equivalents	$16,012	$19,887
Short-term investments	18,123	18,751
Accounts receivable	612	736
Prepaid expenses	315	320
	35,062	39,694
CAPITAL ASSETS, net	365	383
INTANGIBLE ASSET, net	454	480
LONG-TERM INVESTMENT	264	264
	$36,145	$40,821
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$1,649	$2,031
Current portion of deferred revenue	438	556
	2,087	2,587
DEFERRED REVENUE	1,191	1,241
CLASS A PREFERENCE SHARES	30	30
	3,308	3,858
SHAREHOLDERS’ EQUITY
Share capital (Notes 3 and 4)	374,078	374,007
Issued and outstanding - 78,360,353 and 78,339,978
Warrants (Note 3)	7,442	7,442
Contributed surplus (Note 4)	14,822	14,661
Deficit	(363,505)	(359,147)
	32,837	36,963
	$36,145	$40,821

(See accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.83)

*Figures excerpted from the 2004 audited consolidated financial statements.

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Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts) (unaudited)

	Three Months Ended March 31
	2005	2004
REVENUE
Contract research and development	$591	$520
Licensing revenue from collaborative agreements	52	265
Licensing, royalties, and other revenue	161	158
	804	943
EXPENSES
Research and development	3,507	3,791
General and administrative	1,723	1,907
Marketing and business development	268	325
Amortization	84	113
	5,582	6,136
OPERATING LOSS	4,778	5,193
Investment and other income	420	360
Interest expense	-	(2)
LOSS BEFORE INCOME TAXES	4,358	4,835
Income tax provision	-	17
NET LOSS	$4,358	$4,852
BASIC AND DILUTED LOSS PER SHARE	$0.06	$0.07
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	78,352,338	72,555,054

Consolidated Statements of Deficit (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2005	2004
DEFICIT, BEGINNING OF PERIOD	$359,147	$346,922
Net loss for period	4,358	4,852
DEFICIT, END OF PERIOD	$363,505	$351,774

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Biomira Inc. Consolidated Statements of Cash Flow (expressed in thousands of Canadian dollars) (unaudited)

	Three Months Ended March 31
	2005	2004
OPERATING
Net loss	$(4,358)	$(4,852)
Amortization	84	113
Stock compensation expense (Note 4)	190	289
Decrease in deferred revenue	(168)	(265)
Unrealized foreign exchange gain on cash and cash equivalents	(54)	(24)
Net change in non-cash working capital balances from operations
Accounts receivable	124	(308)
Prepaid expenses	5	(20)
Accounts payable and accrued liabilities	(282)	(1,378)
	(4,459)	(6,445)
INVESTING
Purchase of short-term investments	(14,978)	(17,133)
Redemption of short-term investments	15,606	13,938
Purchase of capital assets	(40)	-
	588	(3,195)
FINANCING
Payment of accrued share issuance costs	(100)	-
Proceeds from exercise of stock options	42	29
Repayment of capital lease obligation	-	(39)
	(58)	(10)
NET CASH OUTFLOW	(3,929)	(9,650)
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	54	24
DECREASE IN CASH AND CASH EQUIVALENTS	(3,875)	(9,626)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	19,887	24,062
CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,012	$14,436

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$-	$2
Amount of income taxes paid in the period	$-	$-

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BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2004, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current period’s presentation.

2.	ACCOUNTING POLICY CHANGES

Variable interest entities

Effective January 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for annual and interim periods beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The Company has determined that adoption of AcG-15 does not have an effect on its financial position, results of operations or cash flows in the current period or the prior period presented.

Financial instruments - disclosure and presentation

Effective January 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

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The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented. However, the adoption of the amendments to Section 3860 has resulted in a restatement of the financial statements for all interim and annual periods ended after September 26, 2001 and up to and including the interim period ended June 30, 2003 and the annual period ended December 31, 2003, to present the September 26, 2001 convertible debentures, which were fully repaid in May 2003, as a liability instead of an equity instrument on the consolidated balance sheets. The related interest, foreign exchange gain (loss), carrying charges and accretion charges have been reclassified to the Consolidated Statements of Operations instead of being presented as an adjustment on the Consolidated Statements of Deficit.

3.	SHARE CAPITAL

	March 31	December 31
	2005	2004
Common shares
Issued and outstanding, beginning of period	78,339,978	72,545,232
Equity placements	-	4,891,051
Exercise of warrants	-	722,320
Exercise of stock options	20,375	181,375
Issued and outstanding, end of period	78,360,353	78,339,978
Issued and outstanding as at April 15, 2005	78,361,885

	March 31	December 31
	2005	2004
Stock options
Outstanding, beginning of period	3,736,599	4,519,418
Granted	50,015	535,627
Exercised	(20,375)	(181,375)
Cancelled	(137,377)	(1,137,071)
Outstanding, end of period	3,628,862	3,736,599
Outstanding as at April 15, 2005	3,626,455

Stock options are exercisable at a range of exercise prices from $1.51 to $23.10 per share.

	March 31	December 31
	2005	2004
Warrants
Issued and outstanding, beginning of period	3,631,800	4,251,999
Issued	-	1,077,121
Exercised	-	(722,320)
Expired	-	(975,000)
Issued and outstanding, end of period	3,631,800	3,631,800
Outstanding as at April 15, 2005	3,631,800

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $3.45 per share.

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4.	STOCK-BASED COMPENSATION

In the first quarter of 2005, stock compensation expense of $190 (2004 - $289) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $29 (2004 - $17) arising from the exercise of options for the three months ended March 31, 2005 was credited to share capital from contributed surplus.

The Company uses the Black-Scholes option pricing model to value the options at each grant date, under the following weighted average assumptions:

	Three Months Ended March 31
	2005	2004
Weighted average grant-date fair value per share option	$1.86	$1.89
Expected dividend rate	0.0%	0.0%
Expected volatility	113.13%	112.62%
Risk-free interest rate	3.83%	3.78%
Expected life of options in years	6.0	6.0

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

5.	Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended March 31
	2005	2004
Revenue from operations in
Canada	$190	$182
United States	1	-
Barbados	593	652
Europe	20	109
	$804	$943

	Three Months Ended March 31
	2005	2004
Amortization in
Canada	$52	$105
United States	6	8
Barbados	26	-
	$84	$113

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	March 31	December 31
	2005	2004
Long-lived assets, net, in
Canada	$318	$330
United States	47	53
Barbados	454	480
	$819	$863

Long-lived assets and amortization consist of capital assets and intangible assets and the amortization of capital assets and intangible assets recorded thereon.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue
2005	1	$638
2004	1	$784

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Corporate Information

Share Registrar and Transfer Agents
Computershare Trust Company of Canada
100 University Ave
9th Floor
Toronto, ON M5J 2Y1
1-800-564-6253 (toll free North America)
1-514-982-7555 (International)
Fax: 1-866-249-7555 (toll free North America)
Fax: 1-416-263-9524 (International)
Email: service@computershare.com
Internet: https://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations and Compliance Officer

Telephone:	(780) 490-2812
e-mail:	ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext. 241.

xxx

Biomira Company Contacts:
Jane Tulloch	Edward Taylor
Director Investor Relations	Vice President Finance and Chief Financial Officer
780-490-2812	780-490-2806

U.S. Media Calls
Daniel Budwick
BMC Communications Group
(212) 477-9007 ext. 14

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in such statements, a number of which are set forth under the Management Discussion and Analysis section above. All forward-looking statements are expressly qualified in their entirety by this cautionary statement and the section on Forward-Looking Statements under the Management Discussion and Analysis section.

BIOMIRA INC. 2011 - 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: April 28, 2005	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration
and Chief Financial Officer